UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

**Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934**

Date of Report (Date of Earliest Event Reported): February 10, 2008

Veridigm, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	000-30536	22-3530573
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

**17383 Sunset Boulevard, Suite B-280
Pacific Palisades, CA**   **90272**

(Address)	(Zip Code)

Registrant's telephone number, including area code: (310) 566-4765

(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 – Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

The Company has appointed Gary P Freeman to the positions of President and Chief Financial Officer of Veridigm. Gary P. Freeman received his BA in finance from San Francisco State University in 1964. He has over 30 years of management and business experience in almost all phases' of operations management, specializing in unique start-up opportunities and turnaround situations. Mr. Freeman, now, President of a business consulting firm that invests in and assists high quality start-up companies. Gary possesses many risk management techniques and is highly skilled in quality of revenue and risk analysis. Mr. Freeman served for two years as Executive VP of Operations for Light Master Systems, a start-up developing new technologies for HDTV. Mr. Freeman served for three years as COO of Transvirtual Technologies, a developer of an open-source Linux-based OS and specialized applications. Gary was responsible for the early rounds of funding and worked with tier-one VC's for the successive rounds. While at Transvirtual, Gary set company policy, negotiated contracts, and managed the day-to-day operations. Proven effective in startup and turnaround situations, Mr. Freeman's particular strengths include increased profitability and profit improvement, cost reductions, inventory control and transparency.

Mr. Rowland Mosser, Corporate Secretary and Director of Veridigm. Ms. Mills will continue to represent Veridigm in a communications and legislative affairs capacity. In 2007, Mr. Mosser was appointed as Corporate Secretary and Director of Veridigm Inc. He has thirty years of diverse and successful senior management experience in a variety of public and private settings. He is a skilled negotiator and was a former Director of the San Diego Board of Realtors. Additionally, Mr. Mosser possesses an extensive background in program planning and implementation, particularly where product or service sales, marketing, operations and corporate financing are major components.

Pursuant to an Emergency Meeting of the majority shareholders of the Company, Alise Mills has been terminated from all executive and non-executive positions as of February 10, 2008. The Company has relieved Alise Mills from all corporate responsibilities.

The Company hereby confirms and ratifies the irrevocable departures of Jeffery Eng and Kim Lem. The Company relieves them both of all corporate authority, duty and responsibilities as of February10, 2008.

Item 9.01 Financial Statements and Exhibits.

   Exhibit 99.1   Press Release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 14, 2008

Veridigm, Inc.



_____
Gary P. Freeman
President

_____
Rowland J. Mosser
Corporate Secretary

VERIDIGM UPDATES SHAREHOLDERS

Wednesday, February 13, 2008 - Pacific Palisades. CA —Veridigm, Inc. (VRDG - OTC Bulletin Board). In an Emergency Meeting held pursuant to the Company's Bylaws on Sunday, February 10th 2008, the Majority Shareholders (the "Majority") and the incumbent Corporate Secretary voted unanimously and passed a Resolution to terminate and permanently remove officer / director Alise Mills from all executive and non-executive positions, including any 'self-styled' consulting roles representing Veridigm or any of its subsidiaries.

The Majority also unanimously voted and passed a Resolution confirming and ratifying the departures of Jeffery Eng and Kim Lem from any further executive involvement with the Company.

The Company hereby invalidates and nullifies a Marketwire press release VRGD- 2/12/2008 as its content is misleading and inconsistent with the facts. The incident has been reported to the appropriate authorities.

The Majority group was led by Vancouver investor and entrepreneur AJ Jamani and other Holders in due course of both preferred and common shares controlling Veridigm Inc.

The Majority unanimously voted turnaround specialist Gary P. Freeman to serve as President and Chief Financial Officer. Rowland J. Mosser continues as Corporate Secretary. No other officers or directors were appointed or ratified at this time. A J Jamani serves as interim non –executive chairman.

"Perfect Timing!" stated Mr. Freeman. "The ominously quiet and for the most part illiquid US OTC permits careful cherry picking from the intrinsically undervalued OTC & NASDAQ gems. The revised 144 rules are also perfect timing, enabling equity acquisition currencies and capital formation in a wider variety of flexible terms than ever previously designed. Veridigm's future will be driven by an aggressive group of acquisition minded executives, whose mission after auditing and filing YE-2006 10K and re-filing the appropriate previous Edgar filings, will be to complete certain immediate acquisitions and consolidation of those businesses. I look forward to updating shareholders on our progress. I appreciate the continued support of our shareholders, and look forward to a successful Company turnaround in 2008."

The Company reports its equity structure as follows:

- Equity authorized 510,000,000. (*reserved 250,000,000)
- 10,000,000 of 510,000,000 is authorized and reserved as preferred shares.
- There are 2,142,000 preferred shares issued and outstanding.
- Each preferred share votes one hundred common shares. The preferred shares are convertible after the appropriate restriction period has elapsed at a ratio of ten to one.
- The Company uses the fully diluted equity for all voting calculations.
- The Company maintains a ledger *reserve account of 250,000,000 reserved shares within the authorized to maintain integrity of the fully diluted voting capacity.
- There are 558,382 shares of Veridigm Inc., common stock issued and outstanding. 467,244 are common restricted shares issued and held only in ledger form for the benefit of officers and directors.

Mr. Mosser welcomed the opportunity of working with Mr. Freeman and A J Jamani. Mr. Mosser stated; "I am looking forward to rolling up my sleeves with Gary and A J over the next few years. This is a dynamic team. Immediately, I will be working diligently to move the Company through the YE 2006 - 10K SEC filings ensuring that the Company becomes fully compliant and transparent for our present shareholders and future investors.

Forward-Looking Statement: The statements in the press release that relate to the Company's expectations with regard to the future impact on the Company's results from acquisitions or actions in development are forward- looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The statements in this document may also contain 'forward- looking statements' within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. When used in this press release, the words 'anticipate,' 'believe,' 'estimate,' 'may,' 'intend,' 'expect' and similar expressions identify such forward-looking statements. Forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those contained in such statements. Such risks, uncertainties, and factors include, but are not limited to, future capital needs, changes, and delays in product development plans and schedules, or market acceptance

SOURCE Veridigm Inc.

CONTACT:

Investor Relation

1-888-646-5677